ZURICH

09046404

SEC Mail Processing
Section

JUN 22 2009

Washington, DC
110

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
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Your reference File No. 82-5089
Our reference UM / BC
Date June 19, 2009

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services Ltd

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following News Release:

- "Zurich's strong regulatory solvency further improved as of May 31, 2009", dated June 19, 2009

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services Ltd

Ulrich Marti
Corporate Legal Adviser

Enclosure

46674-03

File No. 82-5089

News Release

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Zurich's strong regulatory solvency further improved as of May 31, 2009

Zurich Financial Services Ltd
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/SMI: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, June 19, 2009 – Zurich Financial Services Group's (Zurich) statutory solvency position is subject to a number of variables such as interest rate and equity movements, foreign currency fluctuation and credit spreads. Despite higher interest rates, and after other factors offsetting this, Zurich's estimated Solvency I ratio as of May 31, 2009 was in excess of 180 percent, including a nine percentage point effect from the issuance of shares in April 2009. This compares with a Solvency I ratio of 157 percent at March 31, 2009. This increase shows the value of Zurich's structured and disciplined approach to investment management, and further emphasizes the advantages of a well diversified investment portfolio and strong risk management processes.

The Analysts and Media Presentation on the Results Reporting for the Three Months to March 31, 2009 contained three incorrect sensitivities in the appendix slide 35 related to the Group solvency position (Solvency I). The sensitivities related to interest rates and equity movements have been corrected below. In isolation, these sensitivities could indicate a weakening of the regulatory Solvency I number in the current interest rate environment.

Group's Solvency I[1,2] - sensitivities

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Statutory solvency ratio as of Mar 31, 2009: **157%**

Sensitivities:

- Equities (-10%) -7pts
- Interest rate +100bp -30pts
- Interest rate -100bp +35pts

These sensitivities do not represent economic sensitivity. The Group marks to market a large part of its debt securities (96% of its debt securities, representing 64% of total Group investments as of March 31, 2009) in its consolidated financial statements on an IFRS basis, which form the basis for the Group's Solvency I calculation. However, corresponding insurance liabilities, to which investments are managed, are largely not adjusted for interest rate movements on an IFRS basis. Therefore, the economic impact of interest rate changes are much smaller.
Please refer to the respective disclosure on economic sensitivities in our FY08 Financial Report, pages 99 - 100.

[1] Solvency I requirements in accordance with the Swiss insurance supervisory law
[2] Corrected sensitivities to the ones originally published on May 7, 2009

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements, as well as statements regarding our understanding of general economic, financial and insurance market conditions and expected developments. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and plans and objectives of Zurich Financial Services Ltd or the Zurich Financial Services Group (the "Group") to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) the risk of the global economic downturn and a downturn in the financial services industries in particular; (iii) performance of financial markets; (iv) levels of interest rates and currency exchange rates; (v) frequency, severity and development of insured claims events; (vi) mortality and morbidity experience; (vii) policy renewal and lapse rates; and (viii) changes in laws and regulations and in the policies of regulators may have a direct bearing on the results of

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operations of Zurich Financial Services Ltd and its Group and on whether the targets will be achieved. Zurich Financial Services Ltd undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results.

Persons requiring advice should consult an independent adviser.

This communication does not constitute an offer or an invitation for the sale or purchase of securities in any jurisdiction.